

October 2, 2020

<u>Via E-mail</u>

David A. Carpenter, Esq.
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020

> **Re:** **Aimmune Therapeutics, Inc.**
> **Amendment No. 3 to Schedule 13E-3 filed September 29, 2020**
> **Filed by Aimmune Therapeutics, Inc.**
> **File No. 005-88972**
>
> **Amendment No. 3 to Schedule TO-T filed September 29, 2020**
> **Filed by SPN MergerSub, Inc. and Société des Produits Nestlé S.A.**
> **File No. 005-88972**

Dear Mr. Carpenter:

The staff in the Office of Mergers and Acquisitions has reviewed your filings. We have the comment set forth below.

<u>Schedule 13E-3</u>
<u>General</u>

1. We note your response to prior comment 2. Item 1014(a) requires the subject company to state its reasonable belief that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Please note that the staff considers officers and directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please revise to adequately satisfy this disclosure obligation. As currently defined, it is not clear that the term "Unaffiliated Stockholders" is limited to unaffiliated security holders or if it instead also includes officers and directors of Aimmune.

* * *

Please direct any questions to me at (202) 551-7951. You may also contact Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions